April 30, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:            Alison T. White

Re:	Virtus Variable Insurance Trust
File Nos. 033-05033 and 811-04642
Post-Effective Amendment No. 68

Dear Ms. White:

Thank you for your telephonic comments on March 4, 2013 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Variable Insurance Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2013. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on April 30, 2013.

Comment 1.    The Staff requests that you update the Edgar series and class identifiers to reflect new share class for certain of the series and the name change for the existing share class of all series.

Response 1.    We will do so in connection with our upcoming May 1 amendment filing.

Comment 2.    Please consider rolling the contents of the supplements filed in your 485APOS into the May 1 update for each of the series.

Response 2.    We plan to do so in our upcoming May 1 amendment filing.

Comment 3.    Introductory Page. Please explain what is meant by the phrase “begin the registration process” as used in the introductory explanation of the filing.

Response 3.    The phrase was intended to indicate that the filing was the first in the process of registering the new Class I Shares and our way of acknowledging that there would be a subsequent filing containing all of the required financial and other information updated to December 31, 2012. We apologize for any confusion this phrasing may have caused.

Comment 4.    Annual Fund Operating Expenses Tables, All Series. Please be reminded that only fee waivers/expense reimbursements that actually result in a reduction of expenses are permitted to be shown.

Response 4.    We have complied with this requirement for each of the series.

Comment 5.    Performance Information, Bar Charts, All Series. Please confirm that the bar charts reflect performance of Class A Shares.

Response 5.    So confirmed. We have revised the introduction to the performance information to clarify that performance as shown is for Class A Shares.

Comment 6.    SAI Supplement. For item #2, please confirm or correct the page number reference for the section entitled “Voting.”

Response 6.    We have incorporated the new language into the appropriate section of the SAI.

Comment 7.    If any of the portfolios will invest in total return swaps, please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

Response 7.    So noted.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Ann Flood